EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF ALY ENERGY SERVICES, INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Aly Energy Services, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”), does hereby certify:

1. That the board of directors of the Company duly adopted resolutions to amend the Certificate of Incorporation of the Company, declaring said amendment to be in the best interests of the Company and its stockholders and authorizing the officers of the Company to solicit the consent of stockholders therefor, which resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article FOURTH of the Company’s Certificate of Incorporation is hereby amended to read in its entirety as follows:

“FOURTH. The total number of shares of stock which the Corporation has authority to issue is two hundred million (200,000,000) shares, $.001 par value per share. All such shares are of one class and are shares of Common Stock.

The Corporation does, by Amendment to this Certificate of Incorporation effective June 19, 2015 (the “Effective Date”), reclassify its shares of Common Stock, par value $.001 per share (the “Old Common Stock”) issued and outstanding immediately before the Effective Date as follows: Each twenty shares of Old Common Stock outstanding immediately before the Effective Date, and each twenty shares of Old Common Stock issuable pursuant to an instrument exercisable for shares of Old Common Stock (including, but not limited to, all rights to acquire Old Common Stock upon the exchange of shares of preferred stock issued by the Corporation’s subsidiaries) shall, on the Effective Date, be reclassified as and converted into, and become a right to receive, and the holders of the outstanding Old Common Stock or instruments exercisable for such Old Common Stock shall be entitled to receive therefore upon surrender of the certificates representing such shares of Old Common Stock to the Corporation, or upon exercise of such instrument, one share of Common Stock, $.001 par value, of the Corporation, subject to the treatment of fractional shares set forth herein. No scrip or fractional certificates will be issued. In lieu of fractional shares, the Corporation will issue a whole share of Common Stock, $.001 par value, to the holders entitled thereto.”

2. That the foregoing amendment has been approved by the holders of the requisite number of stockholders of this corporation in accordance with Section 228 of the General Corporation Law.

3. That the foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law.

4. That this Certificate of Amendment shall become effective at 5:00 eastern time on June 19, 2015.

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IN WITNESS WHEREOF this Certificate of Amendment has been executed for Aly Energy Services, Inc. by Alya Hidayatallah, its Chief Financial Officer this June 18, 2015.

By:	/s/ Alya Hidayatallah
Alya Hidayatallah Chief Financial Officer